UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

American Depositary Shares, each representing 1/2 Class A Common Share

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Boquan He

Unit 3213, Metro Plaza

No. 183-187 Tianhe Road (N)

Guangzhou, PR China, 510620

+86 20 8755 3248

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.
***	This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108

1	Name of Reporting Person. Boquan He
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization PR China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,458,575 Class A Common Shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,458,575 Class A Common Shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,458,575 Class A Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11); 13.0%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 10,000 Class A Common Shares issuable upon exercise of option held by Mr. Boquan He within 60 days of the date of this Schedule 13D, and (ii) 4,448,575 Class A Common Shares held by Top Fortune Win Ltd.

(2)

Percentage calculated based on (i) 33,444,877 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of option) and 805,100 Class C Common Shares outstanding as of June 30, 2017 according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on August 15, 2017, and (ii) 10,000 Class A Common Shares issuable upon exercise of option held by Mr. Boquan He within 60 days of the date of this Schedule 13D.

CUSIP No. 45174L108

1	Name of Reporting Person. Top Fortune Win Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,448,575 Class A Common Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,448,575 Class A Common Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,448,575 Class A Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11); 13.0%(1)
14	Type of Reporting Person (See Instructions) CO

(1)

Percentage calculated based on 33,444,877 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of option) and 805,100 Class C Common Shares outstanding as of June 30, 2017 according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on August 15, 2017.

Schedule 13D

Item 1            Security and Issuer

The title and class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates are the Class A common shares, par value US$0.01 per share (“Class A Common Shares,” including Class A Common Shares represented by American Depositary Shares (“ADSs”, with each ADS representing 1/2 Class A Common Share), and which together with Class C common shares, are referred to as the “Common Shares”), of iKang Healthcare Group, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is located at B-6F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing, PR China, 100022.

Item 2            Identity and Background

This Schedule 13D is being filed jointly by Mr. Boquan He (“Mr. He”) and Top Fortune Win Ltd. (“Top Fortune” and, together with Mr. He, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Exchange Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

Mr. He is a citizen of PR China and his principal occupation is a director and the vice-chairman of the Issuer. Mr. He’s business address is Unit 3213, Metro Plaza, No. 183-187 Tianhe Road (N), Guangzhou, PR China, 510620.

Top Fortune is a company incorporated under the laws of the British Virgin Islands. Top Fortune is wholly owned by Mr. He. The principle business of Top Fortune is that of an investment holding company. The principal business address of Top Fortune is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands. Mr. He is the sole director of Top Fortune.

During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3            Source and Amount of Funds or Other Considerations

In connection with the transactions described in Item 4 below (the answer to which is incorporated herein by reference), it is anticipated that, at the price per Common Share and the price per ADS set forth in the Merger Agreement (as described in Item 4 below), the buyer consortium intends to fund the Merger (as defined in Item 4 below) through a combination of (i) equity financing provided by the New Investors (as defined in Item 4 below) in an aggregate amount equal to approximately US$1.15 billion in cash pursuant to equity commitment letters provided by the New Investors to the Issuer and (ii) rollover financing comprised of the Rollover Shares (as defined in Item 4 below).

Item 4            Purpose of Transaction

On February 28, 2018, Yunfeng Capital (“Yunfeng”) and Alibaba Investment Limited (“Alibaba”) submitted a preliminary non-binding proposal letter to the Issuer’s board of directors, in which Yunfeng and Alibaba proposed to acquire all of the outstanding Class A Common Shares (including Class A Common Shares represented by ADSs) and Class C Common Shares of the Issuer in an all-cash transaction for US$40.00 per Common Share or US$20.00 per ADS.

On March 26, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with IK Healthcare Investment Limited (“Parent”), a special purpose vehicle wholly-owned by IK Healthcare Holdings Limited (“Holdco”), and IK Healthcare Merger Limited (“Merger Sub”), a wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent, and each of the Common Shares (including Common Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the Merger and each of the ADSs will be cancelled and cease to exist in exchange for the right to receive US$41.20 per Common Share or US$20.60 per ADS, in each case, in cash, without interest, except for (i) Common Shares held by Parent, the Issuer or any of their respective subsidiaries, (ii) Common Shares issued to the depositary of the Issuer’s ADS program and reserved for the exercise of the options granted under the Issuer’s share incentive plans, (iii) certain Common Shares (including Common Shares represented by ADSs) beneficially owned by the Reporting Persons and Mr. Lee Ligang Zhang (the “Rollover Shares”), and (iv) Common Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Common Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Common Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. At the effective time of the Merger, the Rollover Shares will be cancelled for no consideration, and the Rollover Shareholders (as defined below) will subscribe for newly issued shares of Holdco.

Concurrently with the execution of the Merger Agreement, the Reporting Persons, ShanghaiMed, Inc. (“ShanghaiMed”), Time Intelligent Finance Limited (“Time Intelligent” and, together with the Reporting Persons and ShanghaiMed, collectively, the “Rollover Shareholders”), and Mr. Lee Ligang Zhang executed a support agreement with Holdco and Parent (the “Support Agreement”), pursuant to which each of the Rollover Shareholders has agreed to, subject to the terms and conditions set forth therein and among other obligations, (i) the cancellation of the Rollover Shares held by such Rollover Shareholders for no consideration, (ii) subscribe for newly issued ordinary shares of Holdco immediately prior to the closing of the Merger and (iii) vote in favor of authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger.

Concurrently with the execution of the Merger Agreement, Top Fortune executed a limited guarantee in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement (the “Top Fortune Limited Guarantee”).  The Top Fortune Limited Guarantee states that concurrently with the execution and delivery thereof, each of Yunfeng Fund III, L.P., Yunfeng Fund III Parallel Fund, L.P. (both affiliates of Yunfeng) and Taobao China Holding Limited (an affiliate of Alibaba) (each, a “New Investor”, and, together with the Rollover Shareholders and Mr. Lee Ligang Zhang, collectively, the “Investors”), and ShanghaiMed entered into a limited guarantee substantially identical to the Top Fortune Limited Guarantee with the Issuer.

Concurrently with the execution of the Merger Agreement, the Investors, Holdco, Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”), which governs, among other matters, the actions of Holdco, Parent and Merger Sub and the relationship among the Investors with respect to the Merger Agreement and the Transactions.

The Interim Investors Agreement states that on or prior to the date of thereof, each of the New Investors executed a letter agreement in favor of Parent, pursuant to which each of such New Investors has agreed, subject to the terms and conditions set forth therein, to purchase, directly or indirectly, certain equity interests of Parent in connection with the Transactions with an aggregate amount of approximately US$1.15 billion.

References to each of the Merger Agreement, the Support Agreement, the Top Fortune Limited Guarantee and the Interim Investors Agreement in this Schedule 13D are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

If the Merger is completed, the ADSs would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Exchange Act, would terminate. In addition, consummation of the Transactions could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5            Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class A Common Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Class A Common Shares as to which such Reporting Persons have sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The information set forth in Items 2 and 4 above is hereby incorporated by reference. Mr. Boquan He is the sole shareholder and sole director of Top Fortune. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. He may be deemed to beneficially own all of the Class A Common Shares held by Top Fortune.

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to constitute a “group” with the other Investors and/or their affiliates within the meaning of Rule 13d-5(d) under the Exchange Act of 1934. As a member of a group, each Reporting Persons may be deemed to beneficially own the Common Shares beneficially owned by the members of the group as a whole. However, the Reporting Persons expressly disclaim any beneficial ownership of such shares held by the other Investors and/or their affiliates. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Shares as may be beneficially owned by the other Investors and/or their affiliates for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purpose.

(c) Except as otherwise described herein, none of the Reporting Persons has effected any transactions in the Common Shares (including Common Shares represented by ADSs) during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the voting or disposition of the Common Shares owned by the Reporting Persons.

Item 7            Materials to be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement, dated as of April 5, 2017, by and between Mr. He and Top Fortune.
99.2	Agreement and Plan of Merger, dated as of March 26, 2018, by and among Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by Issuer on March 28, 2018).
99.3	Support Agreement, dated March 26, 2018, by and among the Rollover Shareholders, Mr. He, Mr. Lee Ligang Zhang, Parent and Holdco.
99.4	Limited Guarantee, dated March 26, 2018, by and between Top Fortune and the Issuer.
99.5	Interim Investors Agreement, dated March 26, 2018, by and among the Investors, Holdco, Parent and Merger Sub.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2018

MR. BOQUAN HE

By:	/s/ Boquan He

TOP FORTUNE WIN LTD.

By:	/s/ Boquan He
Name: Boquan He
Title: Director

INDEX TO EXHIBITS

99.1	Joint Filing Agreement, dated as of April 5, 2017, by and between Mr. He and Top Fortune.

99.2	Agreement and Plan of Merger, dated as of March 26, 2018, by and among Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by Issuer on March 28, 2018).

99.3	Support Agreement, dated March 26, 2018, by and among the Rollover Shareholders, Mr. He, Mr. Lee Ligang Zhang, Parent and Holdco.

99.4	Limited Guarantee, dated March 26, 2018, by and between Top Fortune and the Issuer.

99.5	Interim Investors Agreement, dated March 26, 2018, by and among the Investors, Holdco, Parent and Merger Sub.